EXHIBIT 99.1

Audit Committee Report

The Audit Committee (Committee) of the Board of Directors of the Federal Home Loan Bank of San Francisco (Bank) for 2009 is currently composed of six directors, four of whom were elected to the Board by the members of the Bank (or declared elected by the Board of Directors) and two of whom were appointed to the Board by the Federal Housing Finance Board. The Committee is governed by a written charter approved by the Board of Directors.

The Committee has reviewed and discussed the audited financial statements with management. The Committee has discussed with the independent auditor, PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted by the Public Accounting Oversight Board in Rule 3600T, and has discussed the auditor’s independence with PricewaterhouseCoopers LLP.

Based on the review and discussions referred to above, the Audit Committee recommends to the Board of Directors that the 2008 financial statements be included in the Form 10-K filed with the Securities and Exchange Commission.

W. Douglas Hile, Chair

D. Tad Lowrey, Vice Chair

David A. Funk

James P. Giraldin

John F. Luikart

Scott C. Syphax

March 26, 2009